Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2505 Meadowvale Boulevard
Mississauga, ON, Canada L5N 5S2
tel: (905) 817-2004   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE

                   Vasogen to Conduct Year-end Conference Call

Toronto, Ontario (January 23, 2007) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a biotechnology Company focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease, will release its year-end results after the close of the North American financial markets on Wednesday, January 31, 2007. A conference call will follow at 4:30 p.m. Eastern Time, during which management will provide a Company update and discuss year-end results. Participants are invited to attend by connecting 10 minutes prior to the call to one of the following:

                --------------------------------------------------
                Audio Web Cast                www.vasogen.com
                --------------------------------------------------
                Direct Dial                   416-695-6130
                --------------------------------------------------
                Toll-free                     1-888-789-0150
                --------------------------------------------------

A re-broadcast of the conference call may be accessed by:

                --------------------------------------------------
                Audio Web Cast                www.vasogen.com
                --------------------------------------------------
                Direct Dial                   416-641-2130
                --------------------------------------------------
                Toll-free                     1-888-330-1923
                --------------------------------------------------
                Pin Code                      9115#
                --------------------------------------------------

About Vasogen
Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. Vasogen's Celacade(TM) technology is in late-stage development for the treatment of chronic heart failure. The recently completed phase III ACCLAIM trial assessed the impact of Celacade on reducing the risk of mortality and morbidity in patients with Class II-IV systolic heart failure. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory and neuro-vascular disorders. VP025, which is entering phase II clinical development, is the lead product candidate from this new class of drugs.

Certain statements contained in this press release, the upcoming conference call and webcast, or elsewhere in our public documents constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade(TM), plans to fund our current activities, statements concerning our partnering activities and health regulatory submissions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. A number of assumptions were made by us in the preparation of these forward-looking statements, including assumptions about the nature, size and accessibility of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization, the availability of capital on acceptable terms to pursue the development of Celacade, and the feasibility of additional trials. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials, delays or setbacks in the regulatory approval process, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, , risks associated with the outcome of our research and development programs, the adequacy, timing and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our Annual Information Form and Form 40-F for the year ended November 30, 2005, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.